UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number:   333-73600

                                Loral Orion, Inc.
 ------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          500 Hills Drive, Bedminster, New Jersey 07921, (908) 470-2300
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        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            10% SENIOR NOTES DUE 2006
                          11 1/4% SENIOR NOTES DUE 2007
                     12 1/2% SENIOR DISCOUNT NOTES DUE 2007
                                SENIOR NOTE UNITS
                           SENIOR DISCOUNT NOTE UNITS
                              SENIOR NOTE WARRANTS
                          SENIOR DISCOUNT NOTE WARRANTS
            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [ ]           Rule 12h-3(b)(1)(i)  [X]
     Rule 12g-4(a)(1)(ii) [ ]           Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(2)(i)  [ ]           Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(ii) [ ]           Rule 12h-3(b)(2)(ii) [ ]
                                        Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date:

     There are 39 holders of 10% Senior Notes Due 2006.
     --------------------------------------------------
     There are 15 holders of 11 1/4% Senior Notes Due 2007.
     ------------------------------------------------------
     There are 20 holders of 12 1/2% Senior Discount Notes Due 2007.
     ---------------------------------------------------------------
     There are 0 holders of Senior Note Units. (1)
     -----------------------------------------
     There are 0 holders of Senior Discount Note Units. (1)
     --------------------------------------------------
     There are 0 holders of Senior Note Warrants. (1)
     --------------------------------------------
     There are 0 holders of Senior Discount Note Warrants.(1)
     -----------------------------------------------------


--------------------

(1) In 1997, the registrant, then known as Orion Networks Systems, Inc., registered on Registration Statement on Form S-1, Registration Statement No. 333-19167: (a) Senior Note Units, consisting of 11 1/4 % Senior Notes due 2007 and warrants to purchase common stock of the registrant, (b) Senior Discount Note Units, consisting of 12 1/2 % Senior Discount Notes due 2007 and warrants to purchase common stock of the registrant, and (c) Senior Note Warrants and Senior Discount Note Warrants (collectively, the "Warrants") to purchase shares of common stock of the registrant. By virtue of the merger of the registrant with a wholly owned subsidiary of Loral Space & Communications Ltd. ("Loral Ltd.") in 1998, the Warrants were converted into warrants to purchase shares of common stock of the registrant's parent, Loral Ltd. As a result, there remain no holders of the Warrants.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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


     Pursuant to the requirements of the Securities Exchange Act of 1934, Loral Orion, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  October 25, 2004                         By: /s/ Avi Katz
                                                    ----------------------
                                                    Name:   Avi Katz
                                                    Title:  Vice President


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